Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratios)

	Year Ended December 31,
	2012	2013	2014	2015	2016
Consolidated pre-tax income from continuing operations	$107.7	$183.2	$42.3	$25.3	$96.1
Interest expense on debt	16.9	13.0	13.0	13.0	13.1
Interest portion of rental expense	3.6	3.8	3.7	4.0	3.6
Earnings	$128.2	$200.0	$59.0	$42.3	$112.8

Interest expense on debt	16.9	13.0	13.0	13.0	13.1
Interest portion of rental expense	3.6	3.8	3.7	4.0	3.6
Fixed charges	$20.5	$16.8	$16.7	$17.0	$16.7

Ratio of earnings to fixed charges	6.3	11.9	3.5	2.5	6.8